SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.   )*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 8, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depository Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 105,199,597 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 105,199,597 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 105,199,597 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 24,864,840 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

CUSIP No. 07725L102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 105,199,597 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 105,199,597 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 105,199,597 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 24,864,840 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

CUSIP No. 07725L102	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 105,199,597 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 105,199,597 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 105,199,597 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 24,864,840 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

CUSIP No. 07725L102	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 105,199,597 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 105,199,597 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 105,199,597 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 24,864,840 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

Schedule 13D

ITEM 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”) of BeiGene Ltd., a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased and acquired by 667, L.P. (“667”), Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 14159, L.P. (“14159” and together with 667 and Life Sciences, the “Funds”) with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions and exercise of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $114,091,819.

Item 4. Purpose of the Transaction.

On February 3, 2016, BeiGene, Ltd. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co, Morgan Stanley & Co. LLC, Cowen and Company LLC and Robert W. Baird & Co. Incorporated (the “Underwriters”), related to an initial public offering (the “IPO”) of 6,600,000 American Depository Shares (“ADS”) of the Issuer at a price to the public of $24.00 per share. Each ADS represents 13 ordinary shares. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 990,000 ADS to cover overallotments, if any. The IPO closed on February 8, 2016.

Pursuant to the IPO, on February 8, 2016, 667 and Life Sciences purchased 189,374 and 1,723,306 ADS, respectively, at the offering price of $24.00 per share, totaling 1,912,680 ADS in the aggregate. Each of 667 and Life Sciences purchased the ADS with their working capital.

On February 8, 2016, upon the closing of the IPO, 667, Life Sciences and 14159 acquired 4,382,118, 44,572,171 and 582,747 Ordinary Shares, respectively, resulting from the conversion of Series A Preferred Shares of the Issuer (“Preferred Series A”). Additionally, Life Sciences and 667 acquired 1,912,167 and 26,292,961 Ordinary Shares, respectively, resulting from the conversion of Series A-2 Preferred Shares of the Issuer (“Preferred Series A-2”) The Preferred Series A and Preferred Series A-2 converted automatically upon the closing of the IPO for no consideration on a 1 for 1 basis.

On February 8, 2016, the Funds exercised their warrants to purchase Ordinary shares of the Issuer (“Warrants”) at an exercise price of $0.675 per ordinary share. 667, Life Sciences, and 14159 exercised 238,850, 2,296,890 and 56,853 Warrants, respectively, for an exercise price of $0.675 per Warrant using their working capital.

Michael Goller and Ranjeev Krishana, employees of the Adviser, have served on the Board of Directors of the Issuer (the “Board”) since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit principals or employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of Ordinary Shares of Common Stock of the Issuer directly held and owned through ADS directly held by the Funds and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each ADS represents 13 Ordinary Shares of the Issuer. The information set forth below is based upon 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information obtained from the Issuer on February 9, 2016. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	8,994,997	2.1%
Baker Brother Life Sciences, L.P.	95,565,000	22.4%
14159, L.P.	639,600	0.1%
Total	105,199,597	24.6%

Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2016

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker